April 14, 2015

Mr. John Dana Brown

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3561

Washington, D.C. 20549

Re: Cedar Fair, L.P.

Registration Statement on Form S-4

Filed on March 12, 2015

File No. 333-202695

Form 10-K for fiscal year ended December 31, 2014

Filed February 26, 2015

File No. 001-09444

Dear Mr. Brown:

This letter sets forth the response of Cedar Fair, L.P. (the “Partnership”) to the Staff’s comments on the above-referenced filings. These comments were transmitted to us by letter dated April 6, 2015. The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter. For ease of reference, we have repeated the Staff’s comments in italics.

Form S-4

Available Information and Incorporation by Reference, page 97

1.	Item 19(c) of Form S-4 permits you to incorporate certain information from your latest Form 10-K. We note that you incorporate by reference your Annual Report on Form 10-K for the fiscal year ended December 31, 2014. That 10-K incorporates information from your proxy statement, which has not yet been filed. Please amend the 10-K to include the Part III information, file your definitive proxy statement, or provide in the Form S-4 all the information Item 19 requires you to disclose.

Response: We intend to file our definitive proxy statement on Schedule 14A with the Securities and Exchange Commission on or about April 22, 2015. We will request effectiveness from the Securities and Exchange Commission after the definitive proxy has been filed.

Mr. Brown

Securities and Exchange Commission

April 14, 2015

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data, page 26

Notes to Consolidated Financial Statements, page 33

(2) Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 34

2.	We note your disclosure that revenues on multi-use tickets are recognized over the estimated number of uses expected for each type of ticket and are adjusted periodically during the season. In that regard, clarify for us the nature of each type of multi-use ticket, how it works, and whether it has an expiration date or not. Explain to us how you recognize revenues based on the estimated number of uses and why the revenue recognition based on the estimated number of uses is more appropriate as compared to using an estimated usage period.

Response: We have two types of multi-use tickets. The first type of multi-use ticket is an all-season pass and the second type of multi-use ticket is a multi-day pass. Both types of tickets may be used for admissions, dining, or parking, or for various combinations of these items. All-season passes are effective from the later of the date of purchase or the opening of the applicable park to the earlier of park closing or December 31 when the season ends and the pass expires. Multi-day passes are for more specific uses and are generally effective for more limited times. For example, a common multi-day pass is used to gain admission to an amusement park, and then to gain admission, perhaps on a second day visit, to a contiguous separately gated waterpark.

For each multi-use ticket type, we estimate, primarily based on historical experience, the average number of guest uses over the operating season or the applicable effective period of the pass and calculate the portion of revenue to be recognized for each use. During the season as a guest uses one of these tickets, our systems recognize the product being used and the appropriate calculated revenue is recognized. The estimated uses and the appropriate revenue to be recognized is reevaluated periodically during the operating season based on actual guest usage patterns compared to historical experience, often weekly or monthly but no less frequently than at the end of each reporting period, and is adjusted in our systems as necessary. Each multi-use ticket is adjusted to actual usage at the end of the operating season or the end of the applicable effective period of the pass. Due to the frequency of our reevaluation of the estimated uses of these multi-use tickets during the operating season, the adjustments at the end of the operating season or the end of the applicable effective period of the passes are generally not significant.

We consider our methodology to be an appropriate estimate as it is based on actual usage by our pass holders as compared to a linear spread of revenue that would be used for an estimated usage period. We believe our methodology is further supported by the timing and frequency of our pass holders’ historical pass usage which is not uniform or linear in nature. In that regard, our methodology provides revenue recognition that is consistent with the pass holders’ usage of the products rather than

Mr. Brown

Securities and Exchange Commission

April 14, 2015

over an unrelated estimated usage period that could distort the recognition of revenue. Our practice of frequent reevaluation of the estimated uses of these multi-use tickets throughout the operating season allows us to make necessary adjustments and properly recognize revenue consistent with actual guest usage. Further, our history and experience with this practice results in very accurate estimates and individual adjustments tend not to be significant. In any event, all of the revenue associated with a multi-use pass is recognized within a single calendar year.

On a prospective basis, we will provide additional clarity in our disclosure regarding the revenue recognition associated with multi-use tickets. We will include in our disclosure that the revenue associated with multi-use tickets is recognized during the operating season prior to the ticket expiration, which occurs no later than the close of the operating season or December 31 each year.

3.	We note your disclosure that premium benefit offerings are included within Accommodations and other revenue line item. Please tell us and disclose in more detail what the premium benefit offerings include.

Response: Premium benefit offerings consist of extra-charge products that our guests can purchase outside our park gates or after gaining admission to our parks. Revenue related to these offerings represents less than 5% of our annual net revenues. Premium benefit offerings primarily relate to our front-of-line products called Fast Lane or Fright Lane, but also include items like additional charges for premium guest experiences such as private pool-side cabana rentals or VIP park tours. These offerings may relate to both in-park and out-of-park items. We have consistently reported revenue related to these premium benefit offerings as a component of Accommodations and other revenue.

On a prospective basis, we will modify our net revenue caption for this line item to Accommodations, extra-charge products and other. We will also provide an additional description in our disclosure as follows: Revenues related to extra-charge products, including our premium benefit offerings like our front-of-line products, are included in Accommodations, extra-charge products and other.

The Partnership acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brown

Securities and Exchange Commission

April 14, 2015

If you have any additional questions or comments, please contact me directly at (419) 627-2295.

Sincerely,

/s/ Brian C. Witherow

Brian C. Witherow
Executive Vice President and Chief Financial Officer

CC:	Risë B. Norman, Esq.
Simpson Thacher & Bartlett LLP